10026829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X -17a-5
PART III

SEC FILE NUMBER
8-51684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras — 210-220-5880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Muras, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

SONYA CISNEROS
My Commission Expires
June 02, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Securities, Inc.

Financial Statements and Supplemental Schedules

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205
Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Securities, Inc.

We have audited the accompanying statements of financial condition of Frost Securities, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Securities, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010

1002-1133814

Frost Securities, Inc.

Statements of Financial Condition

	December 31	
	2009	**2008**
Assets		
Cash	$ **1,010,324**	$ 1,451,152
Accounts receivable	**2,205**	297,406
Current amount receivable from parent company related to income taxes	**110,507**	–
Trading account securities, at fair value	–	63,501
Premises and equipment, net of accumulated depreciation of $143,071 in 2009 and $132,287 in 2008	**16,327**	27,111
Deferred taxes	**97,441**	56,412
Prepaid expenses and other assets	**47,846**	87,802
Total assets	$ **1,284,650**	$ 1,983,384
Liabilities and stockholder's equity		
Liabilities:		
Accrued payroll and incentives	$ **–**	$ 265,772
Other accrued expenses	**26,647**	24,559
Reserves for employee benefit plans	**38,054**	70,871
Current amount payable to parent company related to income taxes	–	130,033
Total liabilities	**64,701**	491,235
Stockholder's equity:		
Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding	**1**	1
Additional paid-in capital	**14,640,737**	14,640,737
Accumulated deficit	**(13,420,789)**	(13,148,589)
Total stockholder's equity	**1,219,949**	1,492,149
Total liabilities and stockholder's equity	$ **1,284,650**	$ 1,983,384

See accompanying notes.

Frost Securities, Inc.

Statements of Operations

	Years Ended December 31	
	2009	**2008**
Revenue:		
Management, acquisition and advisory fees	**$ 792,264**	$ 4,993,809
Interest income	**13,789**	45,790
Other income	**66,034**	464
Total revenue	**872,087**	5,040,063
Expenses:		
Employee compensation and benefits	**777,932**	3,042,375
Referral fees	**–**	50,259
Occupancy and equipment, net of sublease income	**148,530**	140,640
Data processing	**42,423**	52,502
Professional fees	**131,558**	27,781
Other general and administrative	**195,096**	296,816
Total expenses	**1,295,539**	3,610,373
Income (loss) before income taxes	**(423,452)**	1,429,690
Income tax expense (benefit)	**(151,252)**	507,390
Net income (loss)	**$ (272,200)**	$ 922,300

See accompanying notes.

Frost Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2008	$ 1	$ 15,640,737	$ (14,070,889)	$ 1,569,849
Net income	–	–	922,300	922,300
Cash dividends	–	(1,000,000)	–	(1,000,000)
Balance at December 31, 2008	1	14,640,737	(13,148,589)	1,492,149
Net loss	–	–	**(272,200)**	**(272,200)**
Balance at December 31, 2009	**$ 1**	**$ 14,640,737**	**$ (13,420,789)**	**$ 1,219,949**

See accompanying notes.

Frost Securities, Inc.

Statements of Cash Flows

	Years Ended December 31 2009	2008
Operating activities		
Net income (loss)	**$ (272,200)**	$ 922,300
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	**10,784**	39,146
Deferred tax benefit	**(41,029)**	(3,995)
Net changes in:		
Accounts receivable	**295,201**	(297,406)
Current amount receivable from/payable to parent company related to income taxes	**(240,540)**	29,833
Trading account securities	**63,501**	(63,501)
Prepaid expenses and other assets	**39,956**	58,920
Accrued payroll and incentives	**(265,772)**	(4,361)
Reserves for employee benefit plans	**(32,817)**	(4,470)
Other accrued expenses	**2,088**	(28,798)
Net cash provided by (used in) operating activities	**(440,828)**	647,668
Investing activities		
Purchases of premises and equipment	–	(5,761)
Net cash used in investing activities	–	(5,761)
Financing activities		
Cash dividends paid	–	(1,000,000)
Net cash used in financing activities	–	(1,000,000)
Decrease in cash	**(440,828)**	(358,093)
Cash at beginning of year	**1,451,152**	1,809,245
Cash at end of year	**$ 1,010,324**	$ 1,451,152

See accompanying notes.

Frost Securities, Inc.

Notes to Financial Statements

December 31, 2009

1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned second-tier subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on March 1, 1999, and began operations on August 2, 1999. The Company employs a small group of investment bankers that provide advisory and private equity services to companies primarily in Texas.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA. The Company is also a member of the Securities Investors Protection Corporation (SIPC); a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer. The Company does not and did not hold customer cash or securities in connection with customer transactions during 2009 or 2008.

2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below:

Accounting Standards Codification. The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

2. Significant Accounting Policies (continued)

Subsequent Events. The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2010, the date these financial statements were issued. No subsequent events occurred during this reporting period that require recognition or disclosure in these financial statements.

Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash. Cash includes cash held in a deposit account at Frost National Bank (FNB), a banking subsidiary of CFBI, and a deposit account at a nonaffiliated bank in an amount that exceeds federal deposit insurance coverage. Management regularly evaluates the credit risk associated with the counter-parties and believes that the Company is not exposed to any significant credit risks on cash.

Revenue Recognition. Management, acquisition and advisory fees are recognized as earned based on the agreement with the customer. Performance-based fees are recorded when the services to be performed have been completed.

Accounts Receivable. Accounts receivable at December 31, 2009 consists of a refund request of cash held in the Company's account at FINRA. The receivable was collected in 2010.

At December 31, 2008, accounts receivable consisted of a portion of a success fee earned but not due and payable prior to year end. The receivable was collected in 2009.

Securities and Investments. Securities held for resale are classified as trading and carried at fair value, with changes in unrealized holding gains and losses included in the statements of operations. Fair value is generally based on published market prices. Investments are stated at fair value with related changes recognized as a realized gain or loss in the statements of operations. Due to the limited marketability, investments in private placement of common stock are carried at management's estimate of fair value. The amount of the investment in private placement of common stock is $1 as of December 31, 2009 and 2008 and is included in other assets.

2. Significant Accounting Policies (continued)

Income Taxes. The Company's operations are included in the consolidated federal and state income tax returns filed by CFBI using a calendar year-end. The Company's income tax provision is determined as if it filed a separate return using the consolidated income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company. Cash paid to CFBI for income taxes was $117,031 in 2009 and $481,552 in 2008.

Related-Party Transactions. FNB provides certain services for the Company, including, but not limited to, payroll processing, financial operations and payable disbursement processing. The Company reimburses FNB for these services, which totaled approximately $68,000 and $61,000 for 2009 and 2008, respectively.

The Company maintains certain lease agreements with FNB. See Note 6, Leases, for additional information.

The Company has a $1,000,000 line of credit under an agreement with CFBI. The line of credit matures on May 31, 2010, and bears interest at a fixed rate equal to the prime rate at the date of renewal. The interest rate in effect at December 31, 2009 and December 31, 2008 was 3.25% and 5.0%, respectively. There were no borrowings outstanding on this line of credit during 2009 and 2008.

The Company paid cash dividends to CFBI of $1,000,000 during 2008.

3. Trading Account Securities

In September 2008, as partial compensation for services provided, the Company received 9,636 shares of restricted common stock in a publicly traded company. The stock was restricted from trading for a period of 180 days, which expired in March 2009. In June 2009, the Company sold the stock in the open market. A net gain from mark-to-market adjustments, totaling approximately $65,000 in 2009, is included in other income in the statements of operations. For 2008, a net loss from mark-to-market adjustments, totaling approximately $65,000, is included in other general and administrative expenses in the statements of operations. No trading account securities were held as of December 31, 2009.

4. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets which range from 4 to 12 years.

Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements.

A summary of premises and equipment follows:

	Cost	Accumulated Depreciation and Amortization	Net Carrying Value
December 31, 2009			
Furniture and equipment	**$ 159,398**	**$ 143,071**	**$ 16,327**
December 31, 2008			
Furniture and equipment	$ 159,398	$ 132,287	$ 27,111

5. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI including a 401(k) stock purchase plan, defined benefit plans and a profit sharing plan. Expense related to these plans totaled approximately $48,000 for 2009 and $91,000 for 2008.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 20% of eligible compensation subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Company contributions vest immediately. The plan covers substantially all eligible employees of the Company.

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

5. Employee Benefit Plans (continued)

The profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after three years of service. Expense related to this plan totaled approximately $40,000 for 2009 and $34,000 for 2008 and are included in the amounts disclosed above.

6. Leases

The Company leases office space and equipment from FNB and third parties under operating lease agreements. The aggregate lease expense is reported on a straight-line basis over the life of the lease. Total net lease expense was approximately $110,000 for 2009 and $75,000 for 2008 and is included in occupancy and equipment expense, net of sublease income in the accompanying statements of operations. Due to the straight-line adjustment required under the operating method, net lease expense recognized was approximately $4,000 more and $29,000 less than the amounts due per the lease agreements for 2009 and 2008, respectively. Accumulated net lease expense payable of approximately $5,000 and $1,000 is recorded in other accrued expenses in the accompanying statements of financial condition as of December 31, 2009 and 2008, respectively.

In July 2003, the Company signed a sublease agreement with FNB for a portion of its leased space that was not being utilized. The terms and conditions contained in the sublease agreement were the same as those contained in the lease agreement between the Company and the previous third-party landlord. Total sublease income received by the Company from FNB was approximately $197,000 in 2008 and is reported as a reduction of occupancy and equipment expense in the accompanying statements of operations. In addition, the sublease required that certain operating costs be reimbursed to the Company. Reimbursements of approximately $60,000 were received in 2008 and were recorded as reductions to other general and administrative expense.

In September 2008, the Company terminated an existing lease with a third-party landlord and the aforementioned sublease agreement with FNB. Effective October 1, 2008, FNB signed a new lease with a third-party landlord for space that included the Company's existing office space. Concurrently, the Company signed a new sublease agreement with FNB for the existing office space under the same terms and conditions as those contained in the lease agreement between FNB and the third-party landlord. Total sublease expense paid by the Company to FNB was approximately $69,000 in 2009 and $23,000 in 2008. Total operating costs paid by the Company to FNB were approximately $23,000 in 2009 and $8,000 in 2008.

6. Leases (continued)

Future minimum lease payments due under noncancelable operating leases as of December 31, 2009, are as follows:

2010	$ 95,064
2011	96,412
2012	97,775
2013	99,124
2014	49,896
Thereafter	–
	$ 438,271

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax sharing agreement. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2006. The Company files separate state and local income/franchise tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

Reported income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	2009	2008
Income tax expense (benefit) at statutory rate	$ (148,208)	$ 500,392
Meals and entertainment	869	1,798
Other	(3,913)	5,200
Income tax expense (benefit)	$ (151,252)	$ 507,390

7. Income Taxes (continued)

Income tax expense (benefit) consists of the following:

	2009	2008
Current income tax expense (benefit)	$ (110,223)	$ 511,385
Deferred income tax benefit	(41,029)	(3,995)
Income tax expense (benefit)	$ (151,252)	$ 507,390

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Year-end deferred taxes were as follows:

	2009	2008
Deferred tax assets:		
Bank premises and equipment	$ 114,187	$ 114,907
Total gross deferred tax assets	114,187	114,907
Deferred tax liabilities:		
Retirement plan	–	27,765
Other	16,746	30,730
Total gross deferred tax liabilities	16,746	58,495
Net deferred tax asset	$ 97,441	$ 56,412

No valuation allowance for deferred tax assets was recorded at December 31, 2009 and 2008, as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $947,828, which was $942,828 in excess of its required net capital of $5,000. At such date, the

8. Net Capital Requirements (continued)

Company's aggregate indebtedness to net capital ratio was 0.07 to 1. At December 31, 2008, the Company had net capital of $1,311,299, which was $1,278,534 in excess of its required net capital of $32,765. At such date, the Company's aggregate indebtedness to net capital ratio was 0.37 to 1.

9. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- *Level 2 Inputs* – Directly or indirectly observable inputs for the asset or liability, other than quoted prices included in Level 1. These inputs might include quoted prices for similar assets or liabilities in both active and non-active markets, inputs other than quoted prices that are observable (such as interest rates, prepayment speeds, credit risks, etc.), or inputs that are derived from or corroborated by market data.
- *Level 3 Inputs* – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as

9. Fair Value Measurements (continued)

well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

A description of the valuation methodologies used by the Company for instruments measured at fair value is set forth below.

- *Trading Securities.* Exchange-listed common stocks are reported at fair value utilizing Level 1 inputs.

- *Non-Marketable Securities.* Non-exchange listed securities and warrant positions, where, (i) no quoted prices for the security exists in the market, (ii) no active or non-active market exists for the security and (iii) no other observable information exists on the underlying entity (such as current financial information, significant events, etc.), are reported at fair value utilizing Level 3 inputs. Due to the de-minimus amount of investments, a roll-forward of activity has not been included.

The following table summarizes financial assets and financial liabilities measured at fair value as of year end, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
2009				
Non-marketable securities	$ –	$ –	$ 1	$ 1
2008				
Trading account securities	$ 63,501	$ –	$ –	$ 63,501
Non-marketable securities	–	–	1	1

10. New Authoritative Accounting Guidance

As discussed in Note 2 – Significant Accounting Policies, on July 1, 2009, the Accounting Standards Codification became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature.

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Company on January 1, 2008.

FASB ASC Topic 825, *Financial Instruments*. New authoritative accounting guidance under ASC Topic 825 permits entities to choose to measure eligible financial instruments at fair value at specified election dates. The fair value measurement option (i) may be applied instrument by instrument, with certain exceptions, (ii) is generally irrevocable and (iii) is applied only to entire instruments and not to portions of instruments. ASC Topic 825 became effective for the Company on January 1, 2008 and did not have a significant impact on the Company's financial statements.

FASB ASC Topic 855, *Subsequent Events*. New authoritative accounting guidance under ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. ASC Topic 855 became effective for the Company's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Company's financial statements.

Supplemental Schedules

Frost Securities, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

December 31, 2009

Net capital		
Total stockholder's equity from statement of financial condition		$ 1,219,949
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		1,219,949
Deductions:		
Prepaid expenses and other assets	$ 47,845	
Other nonallowable assets	224,276	272,121
Net capital		$ 947,828
Aggregate indebtedness		
Other accrued expenses		$ 26,647
Reserves for employee benefit plans		38,054
Total aggregate indebtedness		$ 64,701
Computation of basic net capital requirement		
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		$ 5,000
Excess net capital at 1,500%		$ 938,123
Excess net capital at 1,000%		$ 941,358
Ratio of aggregate indebtedness to net capital		0.07 to 1
Reconciliation with company's computation		
Net capital, as reported in Company's Part II (unaudited) focus report, as amended		$ 947,828

Frost Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Frost Securities, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205
Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 (g) (1)

Board of Directors
Frost Securities, Inc.

In planning and performing our audit of the financial statements of Frost Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

Frost Securities, Inc.
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public
Accounting Firm